EXHIBIT 99.1

Press Release dated October 2, 2015

BEIJING, China, October 2, 2015 – Wowo Limited (the “Company” or “JM WOWO”) (NASDAQ: WOWO), a leading online e-commerce platform that provides supply chain services in the catering industry in China, today announced that Mr. Jianguang Wu has tendered his resignation as the Co-Chief Executive Officer of the Company, effective on September 30, 2015. Mr. Wu’s resignation was due to personal reasons and not the result of any disagreement with the Company. Mr. Wu will continue to act as the director of the Company.

The Company also announced today that on September 28, 2015, Mr. Yongming Zhang tendered his resignation as a member of the board of directors of the Company, effective on September 28, 2015.

Mr. Maodong Xu, Co-Chairperson of JM WOWO, commented, “It has been a great pleasure working with Jianguang since the inception of the Company in 2010. We thank Jianguang for his significant contributions to the Company and we wish him the very best in his future endeavors. We also thank Yongming for his valuable contributions during this time on the board of directors of the Company since July 2014 and wish him the best of success in the future. JM WOWO remains well-positioned to continue to serve foodservice merchants and consumers over its leading online e-commerce platform.”

About JM WOWO

JM WOWO currently operates China’s leading B2B online e-commerce platform that provides integrated services to suppliers and consumers in the catering industry. With the help of Internet and cloud technologies, JM WOWO has the vision to reshape the procurement and distribution pattern and build a fair business ecosystem in the catering industry in China. The Internet platform operated by JM WOWO is currently used by close to one thousand large reputable restaurant groups, which operate in total about sixty thousand restaurants in China, to procure food material and equipment directly from suppliers, and JM WOWO is promoting the use of its platform by small- and medium-sized restaurants and restaurant chains in China.

Through cooperation with national and local industry associations and large reputable restaurant groups across China, JM WOWO has formed the leading industrial alliance and has great resource leverage in China’s catering industry. JM WOWO works closely with suppliers and customers in the catering industry, providing one-stop procurement services, as well as other value-added services.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim”, “anticipate”, “believe”, “estimate”, “expect”, “going forward”, “intend”, “ought to”, “plan”, “project”, “potential”, “seek”, “may”, “might”, “can”, “could”, “will”, “would”, “shall”, “should”, “is likely to” and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about JM WOWO’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as JM WOWO’s strategic and operational plans, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: The general economic and business conditions in China may deteriorate. The growth of Internet and mobile user population in China might not be as strong as expected. JM WOWO’s plan to enhance customer experience, upgrade infrastructure and increase service offerings might not be well received. JM WOWO might not be able to implement all of its strategic plans as expected. Competition in China may intensify further. All information provided in this press release is as of the date of this press release and are based on assumptions that we believe to be reasonable as of this date, and JM WOWO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contact:

Weilei Sun, IR Director

WoWo Limited

sunweilei@ccjmu.com

Tel: 86-185 1627 8813

Bill Zima

ICR Inc.

bill.zima@icrinc.com

Tel: 203-682-8200